FOURTH QUARTER AND YEAR END RESULTS                             January 31, 2002
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.
Historical per share information reflects the impact of the treasury stock method, retroactively applied)



                     CELESTICA ANNOUNCES FOURTH QUARTER AND
                           YEAR-END FINANCIAL RESULTS

       Company generates record cash flow; drives cash cycle improvements



TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the fourth quarter and year ended December 31, 2001.

For the fourth quarter, revenue was $2,448 million, down 29 per cent from $3,448 million in the fourth quarter of 2000. Adjusted net earnings* were $76 million or $0.31 per share, compared to $117 million or $0.53 for the same period last year. The company's guidance for the fourth quarter, which was provided in October, was for revenue of $2.2 - $2.6 billion and $0.27 to $0.35 adjusted net earnings per share.

Net loss on a GAAP basis for the fourth quarter was $72 million, or a loss of $0.33 per share compared to net earnings of $84 million or earnings of $0.38 per share last year. Net earnings in the quarter was impacted by a previously announced pre-tax charge of $137 million associated with restructuring activities required in response to continued weak global end markets.

Celestica's focus on operating efficiency in the fourth quarter drove record cash flow from operations and significantly strengthened the company's balance sheet. Additional highlights include:

- Cash flow from operations in the fourth quarter of $889 million
- Year end cash balances of $1,343 million, up from $966 million in the third quarter
- Cash cycle improvement to 45 days vs 67 days in the third quarter
- Inventory decreased $298 million from the third quarter with turns improving to 6x
- Debt to capital ratio of 21% (including convertible notes as debt)

For the year ended December 31, 2001, revenue was $10,004 million, up 3 per cent from $9,752 million in 2000. Adjusted net earnings were $321 million or $1.38 per share compared to $304 or $1.44 for the same period last year. For the full year, GAAP net loss was $40 million, or loss of $0.26 per share compared to net income of $207 million or earnings of $0.98 per share last year. Full year net loss includes pre-tax restructuring and other charges of $273 million of which $135 million represented non-cash charges.

"Celestica's focus on efficiency drove solid productivity gains in the fourth quarter," said Eugene Polistuk, chairman and CEO, Celestica. "Our employees did a tremendous job executing at all levels of the operation despite the significant business volatility and major reshaping of the company's global footprint undertaken during the year. By reacting decisively to the environment, and by staying focussed on our core competencies, we were able to deliver operating margins that were unchanged from 2001 and finished the year with a very strong balance sheet."

"We were also very pleased that despite the major restructuring we undertook in 2001, we were still able to generate a record $1.3 billion in cash flow from operations, essentially funding our acquisition cash needs during the year. We closed the year with $1.3 billion in cash and $1 billion in unused credit facilities."

"As we enter 2002, we are solidly positioned for our customers with a re-balanced manufacturing footprint, strong financial position and a team of highly-focussed, motivated and dedicated employees committed to the success of their customers."

Looking forward, the company said that the current end-market environment still limits visibility but the company did provide guidance for the first quarter ending March 31. The company believes that revenue will be in the range of $2.1
- $2.5 billion, with adjusted net earnings per share of approximately
$0.25-$0.32.

*Detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release.


ABOUT CELESTICA
---------------
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). With 2001 revenues in excess of US $10 billion, Celestica is a global operator of a highly sophisticated manufacturing network, providing a broad range of services to leading OEMs (original equipment manufacturers) in the information technology and communications industries. Unrivaled in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. Celestica has more than 40,000 employees in over 40 locations in the Americas, Europe and Asia.

For further information on Celestica, visit its website at www.celestica.com.
                                                           -----------------
The company's security filings can also be accessed at www.sedar.com and
                                                       -------------
www.sec.gov.
-----------

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT

STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.
                                    -------------     ------------------

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S FOURTH QUARTER AND YEAR END FINANCIAL RESULTS, AND REVENUE AND ADJUSTED NET EARNINGS GUIDANCE FOR THE FIRST QUARTER ENDING MARCH 31, 2002.

Contacts:
Laurie Flanagan                                 Paul Carpino
Celestica Corporate Communications              Celestica Investor Relations
(416) 448-2200                                  (416) 448-2211
media@celestica.com                             clsir@celestica.com
-------------------                             -------------------

                                FINANCIAL SUMMARY




ADJUSTED NET EARNINGS SUMMARY

           Year ended Dec. 31                                 2001            2000          Change
           ------------------                                 ----            ----          ------

                    Adjusted net earnings                  $    321M      $   304 M      $     17M

                    Adjusted net EPS(1)                    $   1.38       $   1.44       $  (0.06)



           Three months ended Dec. 31                         2001            2000          Change
           --------------------------                         ----            ----          ------

                    Adjusted net earnings                  $     76  M    $  117 M       $   (41)M

                    Adjusted net EPS(1)                    $   0.31       $  0.53        $  (0.22)



           ADJUSTED NET EARNINGS CALCULATION

                                                               Q4/2001       FY2001
                                                               -------       ------

                    Net loss                               $   (72)  M    $   (40) M
                    Add: amortization of intangibles            35   M         125 M
                    Add: acquisition integration costs           3   M          23 M
                    Add: restructuring/other charges           137   M         273 M
                    Less: tax impact of above                 (27)   M        (60) M
                                                           -----------    ----------
                    Adjusted net earnings                  $    76   M    $    321 M
                    Adjusted net EPS(1)                    $   0.31       $   1.38




           GAAP FINANCIAL SUMMARY

           Year ended Dec. 31                                  2001            2000         Change
           ------------------                                  ----            ----         ------

                    Revenue                                $   10.0  B    $    9.8B      $   252 M
                    Net earnings (loss)                        (40)  M        207 M         (247)M
                    Net earnings (loss) per share          $ (0.26)       $   0.98       $ (1.24)

                    Cash Provided by Operations            $  1,291  M    $  (85) M      $ 1,376 M
                    Cash Position                          $  1,343  M    $   884 M      $   459 M


           Three months ended Dec. 31                          2001            2000         Change
           --------------------------                          ----            ----         ------

                    Revenue                                $     2.4B     $    3.4B      $ (1.0) B
                    Net earnings (loss)                         (72)M           84 M       (156) M
                    Net earnings (loss) per share          $ (0.33)       $   0.38       $ (0.71)

                    Cash Provided by Operations            $   889M       $    153 M     $  736 M



           GUIDANCE SUMMARY

                    Q4 versus Actuals                  Q4/01 Guidance     Q4/01 Actuals
                    -----------------                  --------------     -------------
                    Revenue                             $2.2B - $2.6B         $2.4B
                    Adjusted Net EPS                    $0.27 - $0.35         $0.31

                    Forward Guidance                   Q1/02 Guidance
                    ----------------                   --------------
                    Revenue                             $2.1B - $2.5B
                    Adjusted Net EPS                    $0.25 - $0.32


(1) For purposes of the diluted per share calculation for the three months and year ended Dec. 31, 2001, weighted average number of shares outstanding in millions were 244.5 and 232.9 respectively.

DISCLOSURE ON FINANCIAL RESULTS

As part of its quarterly financial press releases, Celestica provides extensive disclosure including income statement, balance sheet, cash flow from operations and detailed accompanying footnotes. All information is prepared in accordance with Canadian GAAP which conforms in all material respects with U.S. GAAP except as noted in the company's annual report. These same documents are also filed with the United States Securities and Exchange Commissions and Canadian Securities Commissions.

To supplement this information, Celestica also provides information on adjusted net earnings. Adjusted net earnings do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other issuers. As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings are not a measure of performance under Canadian GAAP or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability.

Adjusted net earnings are used by Celestica for establishing consensus guidance on core operations and used by most analysts for estimating future earnings on this basis. For comparative purposes, historical detail on adjusted net earnings are shown in the company's securities filings including annual reports, press releases and prospectuses, as well as in supplementary historical information found on the company's web site.

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                              DECEMBER 31
                                                   --------------------------------
                                                        2000              2001
                                                   -------------    ---------------
ASSETS
Current assets:
  Cash and short-term investments................. $        883.8   $       1,342.8
  Accounts receivable ............................        1,785.7           1,054.1
  Inventories ....................................        1,664.3           1,372.7
  Prepaid and other assets........................          138.8             177.3
  Deferred income taxes...........................           48.4              49.7
                                                  ---------------   ---------------
                                                          4,521.0           3,996.6
Capital assets ...................................          633.4             915.1
Intangible assets ................................          578.3           1,556.0
Other assets .....................................          205.3             165.2
                                                  ---------------   ---------------
                                                  $       5,938.0   $       6,632.9
                                                  ---------------   ---------------
                                                  ---------------   ---------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................$       1,730.4   $       1,198.3
  Accrued liabilities.............................          466.3             405.7
  Income taxes payable............................           52.6              21.0
  Deferred income taxes...........................            7.7              21.8
  Current portion of long-term debt ..............            1.4              10.0
                                                  ---------------   ---------------
                                                          2,258.4           1,656.8
Long-term debt ...................................          130.6             137.4
Accrued post-retirement benefits .................           38.1              47.3
Deferred income taxes.............................           38.6              41.5
Other long-term liabilities.......................            3.0               4.3
                                                  ---------------    --------------
                                                          2,468.7           1,887.3
Shareholders' equity:
  Convertible debt................................          860.5             886.8
  Capital stock (note 4)..........................        2,395.4           3,699.0
  Retained earnings...............................          217.5             162.7
  Foreign currency translation adjustment.........           (4.1)             (2.9)
                                                   ---------------   ---------------
                                                          3,469.3           4,745.6
                                                   --------------    --------------
                                                  $       5,938.0   $       6,632.9
                                                   ---------------   ---------------
                                                   ---------------   ---------------


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

      THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
                  THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

        CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                        THREE MONTHS ENDED                  YEAR ENDED
                                                            DECEMBER 31                    DECEMBER 31
                                                         2000            2001           2000            2001
                                                     ------------     ----------    -----------     ----------
Revenue...........................................   $    3,447.8     $ 2,448.2     $   9,752.1     $ 10,004.4
Cost of sales.....................................        3,199.7       2,270.7         9,064.1        9,291.9
                                                     ------------     ---------     -----------     ----------
Gross profit......................................          248.1         177.5           688.0          712.5
Selling, general and administrative expenses .....          109.5          86.6           326.1          341.4
Amortization of intangible assets ................           28.8          35.1            88.9          125.0
Integration costs related to acquisitions ........            5.7           2.6            16.1           22.8
Other charges (note 5)............................             -          136.5               -          273.1
                                                     -----------      ---------     -----------     ----------
Operating income (loss)...........................          104.1         (83.3)          256.9          (49.8)
Interest on long-term debt........................            6.3           5.9            17.8           19.8
Interest income, net..............................          (12.0)         (2.7)          (36.8)         (27.7)
                                                     -------------    ----------    ------------      ---------
Earnings (loss) before income taxes...............          109.8         (86.5)          275.9          (41.9)
                                                     ------------     ----------    -----------     -----------
Income taxes:
  Current ........................................           25.9          10.5            80.1           25.8
  Deferred (recovery).............................            0.4         (25.2)          (10.9)         (27.9)
                                                     ------------     ----------    ------------    -----------
                                                             26.3         (14.7)           69.2           (2.1)
                                                     ------------     ----------    -----------     -----------
Net earnings (loss) for the period................           83.5         (71.8)          206.7          (39.8)

Retained earnings, beginning of period............          137.3         238.6            16.2          217.5
Convertible debt accretion, net of tax............           (3.3)         (4.1)           (5.4)         (15.0)
                                                     -------------    ----------    ------------    -----------
Retained earnings, end of period..................   $      217.5    $    162.7     $     217.5     $    162.7
                                                     ============    ==========     ===========     ==========

Basic earnings (loss) per share (note 6)..........   $      0.39     $    (0.33)    $      1.01     $    (0.26)

Diluted earnings (loss) per share (notes 2, 6)....   $      0.38     $    (0.33)    $      0.98     $    (0.26)

Weighted average number of shares outstanding (note 6):
   - basic (in millions)..........................         203.2          227.1           199.8          213.9
   - diluted (in millions) (note 2)...............         222.6          227.1           211.8          213.9




          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)



                                                         THREE MONTHS ENDED                 YEAR ENDED
                                                             DECEMBER 31                    DECEMBER 31
                                                        2000            2001           2000            2001
                                                     -----------    ------------    ------------    -----------
 CASH PROVIDED BY (USED IN):
 OPERATIONS:
 Net earnings (loss) for the period ................ $      83.5    $     (71.8)    $      206.7    $     (39.8)
 Items not affecting cash:
   Depreciation and amortization....................        66.9           94.2            212.5          319.5
   Deferred income taxes............................         0.4          (25.2)           (10.9)         (27.9)
   Other charges (note 5)...........................          -            58.8               -           134.7
   Other............................................         5.0           (1.8)            (4.4)           1.7
                                                     -----------    ------------    -------------   -----------
 Cash from earnings.................................       155.8           54.2            403.9          388.2
                                                     -----------    -----------     ------------    -----------
 Changes in non-cash working capital items:
   Accounts receivable..............................      (284.9)         388.4           (995.3)         887.2
   Inventories......................................       (49.4)         375.3           (656.7)         822.5
   Other assets.....................................        (5.2)         (34.7)           (94.7)          45.7
   Accounts payable and accrued liabilities.........       319.2           69.7          1,230.4         (854.0)
  Income taxes payable.............................         17.8           36.5             27.3            0.9
                                                     -----------    -----------     ------------    -----------
   Non-cash working capital changes.................        (2.5)         835.2           (489.0)         902.3
                                                     ------------   -----------     -------------   -----------
     Cash provided by (used in) operations..........       153.3          889.4            (85.1)       1,290.5
                                                      -----------    -----------     -------------   -----------

 INVESTING:
   Acquisitions, net of cash acquired...............       (12.0)        (435.3)          (634.7)      (1,299.7)
   Purchase of capital assets.......................      (118.9)         (37.2)          (282.8)        (199.3)
   Other............................................       (81.9)           0.1            (59.5)           1.4
                                                     ------------   -----------     -------------   -----------
   Cash used in investing activities................      (212.8)        (472.4)          (977.0)      (1,497.6)
                                                     ------------   ------------    -------------   ------------

 FINANCING:
   Bank indebtedness................................          -            (1.2)            (8.6)          (2.8)
   Decrease in long-term debt.......................          -           (53.3)            (2.2)         (56.0)
   Deferred financing costs.........................          -             0.2             (0.1)          (3.9)
   Issuance of convertible debt.....................          -               -            862.9             -
   Convertible debt issue costs, pre-tax............          -               -            (19.4)            -
   Issuance of share capital........................        0.8            13.1            766.6          737.7
   Share issue costs, pre-tax.......................          -               -            (26.8)         (10.0)
   Other............................................          -             1.1              2.0            1.1
                                                     ----------     -----------     ------------    -----------
   Cash provided by (used in) financing
     activities.....................................         0.8          (40.1)         1,574.4          666.1
                                                     -----------    ------------  --------------    -----------

 Increase (decrease) in cash........................       (58.7)          376.9           512.3          459.0
 Cash, beginning of period..........................       942.5           965.9           371.5          883.8
                                                     -----------    ------------    ------------    -----------
 Cash, end of period................................ $     883.8    $    1,342.8    $      883.8    $   1,342.8
                                                     ===========    ============    ============    ===========

  Supplemental information:
    Paid during the period:
    Interest......................................... $       7.9    $       8.3     $       15.9    $      20.7
    Taxes............................................ $      14.2    $      18.5     $       55.0    $      89.0

  Non-cash financing activities:
    Convertible debt accretion, net of tax .......... $       3.3    $       4.1     $        5.4    $      15.0
    Shares issued for acquisitions................... $        -     $     386.3     $         -     $     567.0
Cash is comprised of cash and short-term investments.


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
              THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN
         CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)




1.    NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the Americas, Europe and Asia.

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada, with a reconciliation to accounting principles generally accepted in the United States, included in the annual consolidated financial statements.

       The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.    SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2001 and the results of operations and cash flows for the three months and year ended December 31, 2001 and 2000.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

(a) In the first quarter of 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per share", which requires the use of the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

(b) In September 2001, the CICA issued Handbook Sections 1581 "Business combinations" and 3062 "Goodwill and other intangible assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

     Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination has been applied to business combinations completed after June 30, 2001.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


     Upon full adoption of the standards beginning January 1, 2002, the Company will discontinue amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards.

     In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the reporting units' carrying amounts. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than the end of 2002. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of January 1, 2002.

     As of December 31, 2001, the Company had unamortized goodwill of $1,128.8 and unamortized other intangible assets including intellectual property of $427.2, all of which are subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $39.2 for 2001. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements, beyond discontinuing goodwill amortization.

3.   ACQUISITIONS:

    The results of subsidiaries acquired during the year are included in these financial statements from their respective dates of acquisition. The Company's business combinations have been accounted for using the purchase method.

(A)      ASSET ACQUISITIONS:

     In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co., Ltd. In May 2001, the Company acquired certain assets in Littlerock, Arkansas and Denver, Colorado from Avaya Inc., and in August 2001, acquired certain assets in Saumur, France. In August 2001, the Company acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The total purchase price for these acquisitions of $834.1 was financed with cash and was allocated to the net assets acquired, including intangible assets of $195.7, based on their relative fair values at the date of acquisition.

(B)      BUSINESS COMBINATIONS:

     OMNI:
     In October 2001, the Company acquired Omni Industries Limited (Omni), an electronics manufacturer headquartered in Singapore. This acquisition significantly enhanced the Company's presence in Asia. The purchase price of $865.8 was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company and $479.5 in cash. The Company is in the process of obtaining third-party valuations of certain assets; thus the fair value allocation of the purchase price is subject to refinement.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

     OTHER BUSINESS COMBINATIONS:

     In January 2001, the Company acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. This acquisition expanded the Company's presence in the southern United States. In June 2001, the Company acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which positions Celestica as Sagem's primary EMS provider. In August 2001, the Company acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided the Company with additional high complexity manufacturing capability and an expanded global customer base. The purchase price of Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company. The Company is in the process of obtaining third-party valuations of certain assets; thus the fair value allocation of the purchase price is subject to refinement.

     The value of the shares issued in the Primetech and Omni acquisitions was determined based on the average market price of the shares for a reasonable period before and after the date the terms of the acquisitions were agreed to and announced.

     Details of the net assets acquired in these business combinations, at fair value, are as follows:


                                                                                                         OTHER
                                                                                                        BUSINESS
                                                                                        OMNI          COMBINATIONS
                                                                                      --------       --------------

    Current assets.............................................................       $  255.2       $   63.2
    Capital assets.............................................................           91.8           46.3
    Other long-term assets.....................................................            4.1            0.1
    Goodwill...................................................................          764.4          135.5
    Intellectual property......................................................           50.0           10.0
    Liabilities assumed........................................................         (299.7)         (27.6)
                                                                                      ---------      ---------
    Net assets acquired........................................................       $  865.8       $  227.5
                                                                                      ========       ========

    Financed by:
     Cash......................................................................       $  479.5       $   46.8
     Issuance of shares and options............................................          386.3          180.7
                                                                                      --------       --------
                                                                                      $  865.8       $  227.5
                                                                                      ========       ========


4.   OUTSTANDING SHARES:

     As at December 31, 2001, Celestica had outstanding 39.1 million multiple voting shares, 190.6 million subordinate voting shares and 23.9 million options to acquire subordinate voting shares under Celestica's employee incentive plans.

5.       OTHER CHARGES:

                                                         THREE MONTHS ENDED                 YEAR ENDED
                                                             DECEMBER 31                    DECEMBER 31
                                                        2000             2001          2000          2001
                                                   --------------  -------------- --------------  -----------


    Restructuring (a)..........................     $         -     $      136.5   $         -     $     237.0
    Other (b)..................................               -               -              -            36.1
                                                    -----------     -----------    -----------     -----------
                                                    $         -     $      136.5   $         -     $     273.1
                                                    ===========     ============   ===========     ===========


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

(a)  Restructuring:

     In response to a slowing end market, the Company announced a restructuring plan that focused on facility consolidations and a workforce reduction. The Company recorded a pre-tax restructuring charge of $136.5 for the quarter. The following table details the components of the restructuring charge:


                                                    THREE MONTHS        YEAR
                                                       ENDED           ENDED
                                                      DECEMBER        DECEMBER
                                                      31, 2001        31, 2001
                                                    ------------      ---------
    Employee termination costs.....................   $    54.4       $    90.7
    Lease and other contractual obligations........        15.4            35.3
    Facility exit costs and other..................         7.9            12.4
    Asset impairment (non-cash)....................        58.8            98.6
                                                      ---------       ---------
                                                      $   136.5       $   237.0
                                                      =========       =========

    The following table details the activity through the accrued restructuring liability:

                                                              LEASE AND
                                              EMPLOYEE          OTHER          FACILITY
                                             TERMINATION     CONTRACTUAL      EXIT COSTS
                                                  COSTS       OBLIGATIONS      AND OTHER         TOTAL
                                             -----------     ------------    -----------      ----------
    Balance at September 30, 2001.......      $     20.1       $     19.8    $      2.7       $     42.6
    Provision...........................            54.4             15.4           7.9             77.7
    Cash payment........................           (35.0)            (1.5)         (1.1)           (37.6)
                                              -----------      -----------   -----------      -----------
    Balance at December 31, 2001........      $     39.5       $     33.7    $      9.5       $     82.7
                                              ==========       ==========    ==========       ==========


     Employee terminations were made across all geographic regions of the company with the majority being manufacturing and plant employees. A total of 12,041 employees have been identified to be terminated, of which 9,711 employees were terminated in 2001. The remaining termination costs are expected to be paid out during 2002.

     The non-cash charges for asset impairment reflects the write-down of certain long-lived assets across all geographic regions that have become impaired as a result of the rationalization of facilities. The asset impairments relate to goodwill and intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

     The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations.

(b)  Other:

     During the third quarter, the Company recorded a non-cash charge of $36.1. This is comprised of a write-down of the carrying value of certain assets, primarily goodwill and intangible assets.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


6.   EARNINGS PER SHARE:

     The following table sets forth the calculation of basic and diluted earnings (loss) per share:

                                                             THREE MONTHS ENDED               YEAR ENDED
                                                                 DECEMBER 31                  DECEMBER 31
                                                            2000           2001          2000          2001
                                                        -------------  ------------- ------------- --------
    Numerator:
        Net earnings (loss)..........................     $    83.5      $   (71.8)    $   206.7     $   (39.8)
        Convertible debt accretion, net of tax.......          (3.3)          (4.1)         (5.4)        (15.0)
                                                          ----------     ----------    ----------    ----------
        Earnings (loss) available to common               $    80.2      $   (75.9)    $   201.3     $   (54.8)
    shareholders.....................................

    Denominator:
        Weighted average shares - basic (in millions)         203.2          227.1         199.8         213.9
        Effect of dilutive securities (in millions):
                Employee stock options (1) ..........           9.1             --           7.8            --
                Convertible debt.....................          10.3             --           4.2            --
                                                          ---------      ---------     ---------     ---------
        Weighted average shares - diluted (in                 222.6          227.1         211.8         213.9
    millions) (2) ...................................

    Earnings (loss) per share:
        Basic........................................     $    0.39      $   (0.33)    $    1.01     $   (0.26)
        Diluted......................................     $    0.38      $   (0.33)    $    0.98     $   (0.26)



    (1) For 2000, excludes "out of the money" options to purchase common shares as they are anti-dilutive.

    (2) For 2001, the effect of options and the convertible debt are anti-dilutive due to the loss.

 7.  SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings (loss) before amortization of intangible assets, other charges and integration costs related to acquisitions, net of related income taxes. Inter-segment transactions are reflected at market value.

     The following is a breakdown of: revenue, EBIAT, adjusted net earnings (which is after income taxes) and total assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.

                                                        THREE MONTHS ENDED                 YEAR ENDED
                                                            DECEMBER 31                    DECEMBER 31
                                                       2000            2001           2000            2001
                                                  -------------- --------------  --------------  ---------
    REVENUE
    Americas..................................     $     2,144.7  $     1,483.5   $     6,542.7   $     6,334.6
    Europe....................................           1,186.2          615.8         2,823.3         3,001.3
    Asia......................................             312.5          415.4           871.6           991.1
    Elimination of inter-segment revenue......            (195.6)         (66.5)         (485.5)         (322.6)
                                                  ------------------------------ --------------- ---------------
                                                   $     3,447.8  $     2,448.2   $     9,752.1   $    10,004.4
                                                   =============  =============   =============   =============


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                        THREE MONTHS ENDED                YEAR  ENDED
                                                            DECEMBER 31                    DECEMBER 31
                                                       2000           2001            2000            2001
                                                  -------------- --------------  --------------  ---------
    EBIAT
    Americas..................................       $     70.3     $     46.1      $    200.1      $    192.9
    Europe....................................             53.3           23.6           121.1           128.5
    Asia......................................             15.0           21.2            40.7            49.7
                                                     ----------     ----------      ----------      ----------
                                                          138.6           90.9           361.9           371.1
    Interest, net.............................              5.7           (3.2)           19.0             7.9
    Amortization of intangible assets.........            (28.8)         (35.1)          (88.9)         (125.0)
    Integration costs related to acquisitions.             (5.7)          (2.6)          (16.1)          (22.8)
    Other charges.............................               --         (136.5)             --          (273.1)
                                                     ---------      -----------     ---------       -----------
    Earnings (loss) before income taxes.......       $    109.8     $    (86.5)     $    275.9      $    (41.9)
                                                     ==========     ===========     ==========      ===========
    Adjusted net earnings.....................       $    116.9     $     75.5      $    304.1      $    320.6
                                                     ==========     ==========      ==========      ==========

                                                        AS AT DECEMBER 31
                                                       2000           2001
                                                  -------------- -------------
    TOTAL ASSETS
    Americas..................................       $  3,444.6     $  3,408.2
    Europe....................................          1,904.7        1,626.3
    Asia......................................            588.7        1,598.4
                                                     ----------     ----------
                                                     $  5,938.0     $  6,632.9
                                                     ==========     ==========


8.    SUBSEQUENT EVENT:

     In January 2002, the Company entered into an agreement with NEC Corporation to purchase certain manufacturing assets in Miyagi and Yamanashi, Japan. This acquisition is expected to close in the first quarter of 2002.

9.    COMPARATIVE FIGURES:

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

CELESTICA INC.
SUPPLEMENTAL INFORMATION
(in millions of US dollars, except per share amounts)
(unaudited)



                                                   Q4 1999     Q1 2000     Q2 2000     Q3 2000     Q4 2000     Q1 2001     Q2 2001
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
REVENUE                                           $ 1,608.8   $ 1,612.3   $ 2,091.9   $ 2,600.1   $ 3,447.8   $ 2,692.6   $ 2,660.7
GAAP
NET EARNINGS (LOSS)                                    26.2        26.1        41.4        55.7        83.5        54.8        15.8
Convertible debt accretion, net of tax                    -           -           -        (2.1)       (3.3)       (3.4)       (3.6)
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Earnings (loss) available to shareholders - basic      26.2        26.1        41.4        53.6        80.2        51.4        12.2
Earnings (loss) per share - basic (1)                $ 0.15      $ 0.14      $ 0.20      $ 0.26      $ 0.39      $ 0.25      $ 0.06
Earnings (loss) per share - diluted (1)(2) *         $ 0.14      $ 0.13      $ 0.20      $ 0.25      $ 0.38      $ 0.25      $ 0.06
                                                  =========   =========   =========   =========   =========   =========   =========
ADJUSTED NET EARNINGS

Net earnings (loss)                                  $ 26.2      $ 26.1      $ 41.4      $ 55.7      $ 83.5      $ 54.8      $ 15.8
Adjustments:
Amortization of intangible assets                      14.0        15.3        19.2        25.6        28.8        29.6        28.1
Integration costs related to acquisitions               4.3         0.7         4.9         4.8         5.7         2.3         7.8
Other charges                                            -           -           -           -           -          3.8        53.2
Income tax effect of above                             (3.5)       (2.6)       (1.8)       (2.2)       (1.0)       (3.2)      (11.8)
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Adjusted net earnings                                $ 41.0      $ 39.5      $ 63.7      $ 83.9     $ 117.0      $ 87.3      $ 93.1
                                                  =========   =========   =========   =========   =========   =========   =========
As a percentage of revenue                             2.5%        2.4%        3.0%        3.2%        3.4%        3.2%        3.5%

Adjusted net earnings per share - basic (1)          $ 0.23      $ 0.21      $ 0.31      $ 0.40      $ 0.56      $ 0.41      $ 0.43
                                                  =========   =========   =========   =========   =========   =========   =========
Adjusted net earnings per share - diluted (1)(2)     $ 0.22      $ 0.20      $ 0.30      $ 0.38      $ 0.53      $ 0.39      $ 0.41
                                                  =========   =========   =========   =========   =========   =========   =========
Weighted average number of shares (in millions)
  outstanding - basic (1)                             177.0       190.1       202.7       203.0       203.2       203.6       207.0
              - diluted (1)(2) *                      184.1       199.5       211.9       220.0       222.6       223.1       225.5

Actual number of shares (in millions)
  outstanding - basic (1)                             185.4       202.5       202.8       203.2       203.4       203.8       216.3
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------

ADJUSTED EBITDA

Net earnings (loss)                                  $ 26.2      $ 26.1      $ 41.4      $ 55.7      $ 83.5      $ 54.8      $ 15.8
Income taxes                                           12.3        12.3        13.1        17.5        26.3        17.3         3.3
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
EBT                                                    38.5        38.4        54.5        73.2       109.8        72.1        19.1
Integration costs related to acquisitions               4.3         0.7         4.9         4.8         5.7         2.3         7.8
Other charges                                             -           -           -           -           -         3.8        53.2
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Adjusted EBT                                           42.8        39.1        59.4        78.0       115.5        78.2        80.1
Interest expense (income), net                          2.2        (1.8)       (6.3)       (5.2)       (5.7)       (3.5)       (2.4)
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Adjusted EBIT                                          45.0        37.3        53.1        72.8       109.8        74.7        77.7
Amortization of intangible assets                      14.0        15.3        19.2        25.6        28.8        29.6        28.1
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
ADJUSTED EBIAT                                         59.0        52.6        72.3        98.4       138.6       104.3       105.8
                                                       3.7%        3.3%        3.5%        3.8%        4.0%        3.9%        4.0%
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
ADJUSTED EBITDA                                      $ 81.0      $ 76.1     $ 101.4     $ 131.1     $ 175.2     $ 143.9     $ 148.5
                                                  =========   =========   =========   =========   =========   =========   =========
                                                       5.0%        4.7%        4.8%        5.0%        5.1%        5.3%        5.6%
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------


                                                   Q3 2001     Q4 2001     FY 1999     FY 2000     FY 2001
                                                  ---------   ---------   ---------   ---------   ---------
REVENUE                                           $ 2,203.0   $ 2,448.2   $ 5,297.2    $9,752.1  $ 10,004.4
GAAP
NET EARNINGS (LOSS)                                   (38.7)      (71.8)       68.4       206.7       (39.8)
Convertible debt accretion, net of tax                 (3.9)       (4.1)          -        (5.4)      (15.0)
                                                  ---------   ---------   ---------   ---------   ---------

Earnings (loss) available to shareholders - basic     (42.6)      (75.9)       68.4       201.3       (54.8)
Earnings (loss) per share - basic (1)               $ (0.20)    $ (0.33)     $ 0.41      $ 1.01   $   (0.26)
Earnings (loss) per share - diluted (1)(2) *        $ (0.20)*   $ (0.33)*    $ 0.40      $ 0.98   $   (0.26)
                                                  =========   =========   =========   =========   =========
ADJUSTED NET EARNINGS

Net earnings (loss)                                 $ (38.7)    $ (71.8)       68.4       206.7       (39.8)
Adjustments:
Amortization of intangible assets                      32.2        35.1        55.6        88.9       125.0
Integration costs related to acquisitions              10.0         2.6         9.6        16.1        22.8
Other charges                                          79.6       136.5          -           -        273.1
Income tax effect of above                            (18.4)      (26.9)      (10.6)       (7.6)      (60.5)
                                                  ---------   ---------   ---------   ---------   ---------
Adjusted net earnings                                $ 64.7      $ 75.5     $ 123.0     $ 304.1       320.6
                                                  =========   =========   =========   =========   =========
As a percentage of revenue                             2.9%        3.1%        2.3%        3.1%        3.2%

Adjusted net earnings per share - basic (1)          $ 0.28      $ 0.31      $ 0.74      $ 1.50      $ 1.43
                                                  =========   =========   =========   =========   =========
Adjusted net earnings per share - diluted (1)(2)     $ 0.27      $ 0.31      $ 0.72      $ 1.44      $ 1.38
                                                  =========   =========   =========   =========   =========
Weighted average number of shares (in millions)
  outstanding - basic (1)                             218.1       227.1       167.2       199.8       213.9
              - diluted (1)(2) *                      235.7*      244.5*      171.2       211.8       232.9*

Actual number of shares (in millions)
  outstanding - basic (1)                             219.9       229.7       185.4       203.4       229.7
                                                  ---------   ---------   ---------   ---------   ---------

ADJUSTED EBITDA

Net earnings (loss)                                 $ (38.7)    $ (71.8)     $ 68.4     $ 206.7     $ (39.8)
Income taxes                                           (7.9)      (14.7)       36.0        69.2        (2.1)
                                                  ---------   ---------   ---------   ---------   ---------

EBT                                                   (46.6)      (86.5)      104.4       275.9       (41.9)
Integration costs related to acquisitions              10.0         2.6         9.6        16.1        22.8
Other charges                                          79.6       136.5           -           -       273.1
                                                  ---------   ---------   ---------   ---------   ---------

Adjusted EBT                                           43.0        52.6       114.0       292.0       254.0
Interest expense (income), net                         (5.1)        3.2        10.7       (19.0)       (7.9)
                                                  ---------   ---------   ---------   ---------   ---------

Adjusted EBIT                                          37.9        55.8       124.7       273.0       246.1
Amortization of intangible assets                      32.2        35.1        55.6        88.9       125.0
                                                  ---------   ---------   ---------   ---------   ---------

ADJUSTED EBIAT                                         70.1        90.9       180.3       361.9       371.1
                                                       3.2%        3.7%        3.4%        3.7%        3.7%
                                                  ---------   ---------   ---------   ---------   ---------

ADJUSTED EBITDA                                     $ 121.6     $ 149.8     $ 251.3     $ 483.8     $ 563.8
                                                  =========   =========   =========   =========   =========
                                                       5.5%        6.1%        4.7%        5.0%        5.6%
                                                  ---------   ---------   ---------   ---------   ---------

(1) Earnings per share and number of shares outstanding figures have been restated for effects of December 1999 two-for-one stock split, by way of a stock dividend.

(2) Restated to reflect treasury stock method, retroactively applied.

 * For the three months ended September 30 and December 31, 2001 and for the year ended December 31, 2001, the diluted weighted average number of shares for GAAP purposes is the same as the basic weighted average number of shares due to the losses (anti-dilutive). The diluted weighted average shares (in millions) of 235.7 , 244.5 and 232.9, respectively, are only used to calculate the "adjusted net earnings per share".